UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

INTERCHANGE CORPORATION

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45845K 10 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13G

CUSIP No. 45845K 10 9

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEATH B. CLARKE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,262,788

	6	SHARED VOTING POWER None

	7	SOLE DISPOSITIVE POWER 1,262,788

	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,788[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%

12	TYPE OF REPORTING PERSON IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer: Interchange Corporation

(b)	Address of Issuer’s Principal Executive Offices:

24422 Avenida de la Carlota, Suite 120 Laguna Hills, California 92653

Item 2.

(a)	Name of Person Filing: Heath B. Clarke

(b)	Address of Principal Business Office, or, if none, Residence:

24422 Avenida de la Carlota, Suite 120 Laguna Hills, California 92653

(c)	Citizenship: Canada

(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share

(e)	CUSIP Number: 45845K 10 9

Item 3. Not applicable.

              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 1,262,788 [1] shares of Common Stock.

(b)	Percent of class: 15.4%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,262,788[1]
(ii)	Shared power to vote or to direct the vote:	None
(iii)	Sole power to dispose or to direct the disposition of:	1,262,788
(iv)	Shared power to dispose or to direct the disposition of:	None

Page 3 of 5 pages

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable.

     [If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5% of the class, such person should be identified.]

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
             Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

[1]	Includes 253,360 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of February 1, 2005.

Page 4 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2005	HEATH B. CLARKE

/s/ Heath B. Clarke

Name: Heath B. Clarke

Page 5 of 5 pages